PEAK INTERNATIONAL LIMITED

38507 Cherry Street

Unit G

Newark, CA 94560

Tel (510) 449-0100	Fax: (510) 449-0102

March 14, 2006

VIA ELECTRONIC TRANSMISSION

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Peak International Limited (File Number 000-29332) Form 10-K for the fiscal year ending March 31, 2005 and Forms 10-Q for the fiscal quarters ending June 30, 2005, September 30, 2005 and December 31, 2005

Ladies and Gentlemen:

On behalf of Peak International Limited (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of February 28, 2006. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K or applicable Form 10-Q.

Form 10-K for the year ended March 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: Noted.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

March 14, 2006

Note 21 – Segment Information, page F-22

2.	We have reviewed your response to comment 4. Your disclosure under Item 1 (Business) indicates that you serve two different and distinct markets and that you provide a broad range of products. Given this, it is unclear how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources on a consolidated basis. We previously requested that you provide us with a copy of the reports that are given to the chief operating decision maker on a regular basis to assess performance and make decisions regarding the allocation of resources. In response to our request, you provided us only with a sample master production schedule that you attached as Annex A. Please provide us with all reports your chief operating decisions maker receives on a regular basis; this should include the financial information provided to them.

Response: As explained in our previous letter dated January 30, 2006, the Master Production Schedule (“MPS”) is the report that our chief operating decision maker receives on a regular basis to assess performance and make decisions regarding the allocation of resources for the production and shipment of all our products. Under separate cover, we are supplementally providing, as Annex A, the MPS for December 2005 that was received and used by our chief operating decision maker. Included in Annex A, are:

1)	Sales order confirmed in comparison to production plan and actual produced for the month of December 2005.

2)	Loading forecast from Customer Service in comparison to production plan for the months of January, February and March 2006, and the quarter ending March 31, 2006.

3)	Sales order confirmed in comparison to shipping plan and actual shipped for the month of December 2005.

4)	Loading forecast from Customer Service in comparison to shipping plan for the months of January, February and March 2006, and the quarter ending March 31, 2006.

Our chief operating decision maker assesses the performance for December 2005 by comparing the actual produced against the production plan and by comparing the actual shipped against the shipping plan. Based on the performance assessment for December 2005 and the loading forecast from Customer Service for the months of January, February and March 2006, our chief operating decision maker allocates resources to support the production plan and the shipping plan for the months of January, February and March 2006.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

March 14, 2006

As requested by the Staff, under separate cover we are supplementally providing the following reports for the periods indicated:

1) management reports for the year, quarter and month ended March 31, 2005 (Annex B); and

2) management reports for the quarter and month ended December 31, 2005 (Annex C).

The above management reports contain financial information, and are provided to our management on a monthly basis, usually two weeks after the end of each month. The information in the management reports is historical, and our chief operating decision maker does not use these reports to make decisions regarding the allocation of resources. Based on the reports received and used by our chief operating decision maker, our management has determined that we have one operating segment.

Form 10-Q for the period ended December 31, 2005

Item 2. Management’s Discussion and Analysis

Gross Profit, page 14

3.	You state that you had favorable write-backs of inventory reserve in the third quarter of 2005 and third quarter of 2006 of $300,000. You also state that there was a favorable write-back of inventory reserve for the nine months ended December 31, 2005 of $600,000. Please clarify what you mean by write-back, and tell us how you determined it was appropriate to write-back the inventory reserves. Please also address how this accounting treatment complies with SAB Topic 5:BB.

Response: In compliance with SAB Topic 5: BB, we review our inventories at the end of each quarter, and, if necessary, have recorded inventory reserves to write-down our inventories to the lower of cost or market. We have not marked up the cost of our inventories that had previously been written down, but for the inventories that have subsequently been sold after being written down, we have appropriately eliminated the associated inventory reserves, and indicated such for the third quarter of 2005 and 2006, and the nine months ended December 31, 2005. Therefore, we respectfully note that the write-back for inventory reserve during the periods indicated related to the sale of inventories that resulted in the elimination of their associated reserves from the balance sheets as at the end of the respective periods.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

March 14, 2006

Notes to Financial Statements

Note 14 – Asset to be Disposed of by Sale/Other Income, page 12

4.	It appears that the gain of $2,189,000 recorded during the quarter ended June 30, 2005 is related to the sale of property and the corresponding land use right. Please clarify. If so, please tell us how you determined it was appropriate to exclude this gain from your loss from operations on your statements of operations given the guidance of paragraph 45 of SFAS 144.

Response: The Registrant respectfully notes that the gain of $2,189,000 recorded during the quarter ended June 30, 2005 related to the sale of our former subsidiary that held the title to an industrial building and the associated land use rights in the PRC.

We believe the presentation is appropriate, notwithstanding paragraph 45 of SFAS 144, to give a fair view to the users of our consolidated statements of operations because:

•	We had intended to use the industrial building for the expansion of our operations, but due to unforeseen circumstances, the construction of the building was not completed and we never used the building for our operations.

•	Given our business and operations, the sale was of an unusual nature as it was not our typical activity. Moreover, it was a one-off occurrence and as we currently do not have any property under development, we do not expect such sale to recur in the foreseeable future.

•	We wanted to show that the gain did not arise from the normal course of our operations and therefore believed it inappropriate to include the gain in our loss from operations.

*****

In connection with the foregoing response, Peak acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in their filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

March 14, 2006

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (510) 449-0100. Comments can also be sent via facsimile at (510) 449-0102.

Yours truly,

/s/ Katie Fung

Katie Fung

Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant

Nudrat Salik, Staff Accountant

Calvin Reed

Dean Personne

Jack Menache, Esq.